Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited (formerly Yantai Medgenn Company Limited):

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the registration statement. Our report dated November 20, 2006 contains an explanatory paragraph that states that State Good Group Limited (SGG) acquired 80% of the equity interest in Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited on September 30, 2006 and Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited became a subsidiary of SGG at that time. The financial statements of Shandong Simcere-Medgenn Bio-Pharmaceutical Company Limited do not include any adjustments to the assets and liabilities that might result from this transaction.

/s/ KPMG

Hong Kong, China

April 13, 2007